UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number:  000-51150

ALDABRA ACQUISITION CORPORATION

 (Exact name of registrant as specified in its charter)

2122 York Road

Oak Brook, IL 60523

(630) 574-3000

 (Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001

Units, consisting of one share of Common Stock, par value $0.0001 and two Warrants

 (Title of each class of securities covered by this Form)

Warrants to acquire Common Stock

(Titles of all other classes of securities for which a

duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date of Common Stock: 1

Approximate number of holders of record as of the certification or notice date of Units: 0

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of  1934, GLH Merger Sub L.L.C., as successor by merger to Aldabra Acquisition Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLH Merger Sub L.L.C., as successor to Aldabra Acquisition Corporation

	By:	/s/ Jason Weiss
Jason Weiss Chief Executive Officer

Date: December 26, 2006